Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 August 8, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1923
                 Core Four 60/40 Retirement Portfolio, Series 8
                       File Nos. 333-232222 and 811-03763
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Dear Mr. Bartz:

   This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1923, filed on June 20, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 8 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

   1. The "Principal Investment Strategy" section states that the Trust may invest in securities issued by real estate investment trusts. Please provide the corresponding risks of such securities in the "Principal Risks" section.

   Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in securities issued by real estate investment trusts, the following disclosure will be included in the "Principal Risks" section:

     The trust invests in REITs and certain ETFs held by the trust may invest in REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.

   2. The "Principal Risks" section states that the Trust invests in exchange-traded funds that invest in mortgage-backed securities. Please disclose the Trust's strategy with regard to these securities in the principal investment strategies section.

   Response: In response to this comment, the following will be added to the end of the fourth paragraph under the "Principal Investment Strategy" section: "The fixed-income ETFs included in the portfolio may invest in mortgage-backed securities."

   We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren